Via Facsimile and U.S. Mail
Mail Stop 6010

April 29, 2009

Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, New York 10005-1702

> **Re: IPC Holdings, Ltd.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 21, 2009**
> **Filed by Validus Holdings Ltd. and Validus Ltd.**
> **File No. 000-27662**

Dear Ms. Banks:

We have reviewed the above referenced filings and have the following comments.

<u>Cover Page</u>

1. Given that your offer consideration is stock and the price of your stock fluctuates, please include disclosure of the premium, if any, as of the latest practicable date when you provide disclosure of the premium as of March 2, March 30 and March 31, 2009.

2. We note that in the preliminary proxy statement filed by you on April 16, 2009 (the "PREM14A"), you state that the share issuance contemplated in that filing will become effective only if IPC shares are exchanged for Validus shares "pursuant to the amalgamation agreement or otherwise but based on an exchange ratio no less favorable to Validus shareholders than the exchange ratio set forth in the amalgamation agreement…" This language suggests that you have the option of completing a transaction with IPC at an exchange ratio that is different than the exchange ratio discussed in this filing. Please refer to this contingency in this filing and discuss the implications to IPC shareholders of your ability to change the stated exchange ratio.

3. Please delete the word "binding" in all places in which it appears. Because you appear to have reserved for yourself the option of modifying the exchange ratio (as stated above) and withdrawing your offer, it does not appear that the use of this term is appropriate.

4. We note your statement on page 1 of the filing that the "consideration to be paid to the company's shareholders by Max in the Proposed Max Amalgamation is inadequate." It is not contemplated that the shareholders of IPC Holdings, Ltd. will receive any consideration in the proposed IPC/Max transaction; rather, the shareholders of *Max* will have the right to receive 0.6429 common shares of IPC and cash in lieu of fractional shares in exchange for each Max common share they hold. Therefore, please delete this statement and all similar statements throughout the filing. Accordingly, delete all language stating that IPC's shareholders will receive "little or no premium" in exchange for their shares in the event a transaction with Max is consummated, as this statement is invalid, and revise all discussions of premiums to clearly reflect the fact that the shareholders of Max and not IPC will receive consideration in the proposed IPC/Max combination.

5. We note your response to our prior comment 4. Please revise your filing in response to the below listed additional comments:

   - Please delete the statement referred to in sub-bullet 2 of our prior comment 4 and all similar statements throughout the filing, as it does not appear that this argument is supported. In reference to the supplemental information provided in response to our prior comment we note that some of the information provided is inaccurate. For instance, John R. Weade's current title is Executive Vice President and Chief Financial Officer, Sarene Bourdges' current title is Executive Vice President and General Counsel, not Chief Financial Officer, and Joseph Roberts and Peter Minton are also Executive Vice Presidents of their respective entities. Please be sure that all information provided is correct.
   - We note your statement that IPC's shareholders will assume a "large concentration of risky assets" if the IPC/Max transaction is consummated (included in sub-bullet point 3 of prior comment 4). In the interest of balanced disclosure, please address the fact that Max has publicly stated its intention to reduce its target allocation to alternative investments to approximately 10-15% of total invested assets, as stated in the excerpt of Max's Form 10-K provided by you in response to our prior comment letter.
   - Please provide a narrative explanation of the calculations provided in response to sub-bullet 4 of our prior comment 4.
   - Please revise the statement referenced in sub-bullet point 5 in prior comment 4 to more accurately state that the company will reflect a fair value adjustment to such reserves in the amount of $130 million which will be amortized into income each year, increasing the amount of net income each year during the amortization period. Also, please supplementally provide an explanation as to why such adjustment indicates "prior under-reserving."

- Please supplementally provide a narrative explanation of the calculations provided in response to sub-bullet 6 of our prior comment 4. Particularly, please explain what is meant by the "inverse" of the IPC/Max Exchange Ratio and how this number was calculated.
- We reissue sub-bullet point 7 of prior comment 4. Our comment sought support of the paragraph that begins "In addition, the Validus Offer provides a number of significant benefits for the Company and its shareholders, including: (i) quality diversification into profitable business lines that create value for the Company's shareholders. . ."
- We note the disclosure in sub-bullet point 9 of prior comment 4 and your response to comment 25. Given that you addressed the balance sheet risks and superior long-term prospects for a Validus-IPC amalgamation, please include, in an appropriate location in the proxy statement, a brief description of the risk captioned "The occurrence of severe catastrophic events after the acquisition…" on page 33 of the PREM14A
- We do not believe you have provided us the support requested with respect to sub-bullet points 10, 11, 17, and 20. Thus, please provide us the requested support or disclose through a footnote on the same page as the referenced language in each case that you do not have such support for your opinion or belief.
- The supplemental materials provided to support sub-bullet 13 of our prior comment 4 do not list Max Capital's 2008 underwriting income. We reissue the comment.
- We note your response to sub-bullet 15 of our prior comment 4. Please provide a narrative description (through a footnote on the same page as the referenced language) of the calculation of the "true 2008 accident year GAAP combined ratio" of 103.4%. Further, please provide support for *each of* the following statements: "…Validus offers far superior characteristics than Max…Max's chief source of diversifying growth, Max US Specialty, generated a 138.5% combined ratio in 2008. Results such as those cannot create value for shareholders. Max is not a leader in any category of business, and moreover, it has chosen to focus on volatile lines of business which yield low margins. In contrast, Validus is a global leader in very profitable business lines, including marine, energy and war and terrorism. Furthermore, Max's statement that Validus is constrained by its limited underwriting platforms is demonstrably untrue. Validus has the global licenses and other capabilities in place to write long tail insurance if and when it believes doing so would be profitable. In fact, today, Validus writes non-catastrophe business in 143 countries around the world. And, as demonstrated by Validus superior financial results and lower combined ratio, Validus does so profitably."
- Please revise the language referenced in sub-bullet point 16 of prior comment 4 to footnote the source of that language, as provided to us supplementally .

- We note you omitted the sentenced upon which we commented in sub-bullet point 19 of prior comment 4. Given that your disclosure is part of a letter sent and included in whole, we do not believe you can simply omit the sentence. Thus, please reinsert the sentence and explain it through a footnote on the page the sentence appears.
- Please characterize in a footnote to your disclosure your statement that Max has experienced "abject" underperformance as a statement of opinion or belief, rather than fact, and provide support for it.
- We note your response to sub-bullet 22 of our prior comment 4. Please provide us additional support that explains how comparing the net book value of net assets acquired prior to adjustments to fair value of net assets acquired provides the "reduced standalone value" of Max Capital.

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

6. We note your response to our prior comment 5. Please clearly confirm your intent to undertake to provide any omitted information to security holders in the form of a proxy supplement in the event you wish to disseminate your proxy statement prior to the distribution of the company's proxy statement.

7. We note your response to our prior comment 7. Please qualify the statement in question to indicate that your belief is based upon your interpretation of Bermuda law and that no direct Bermuda authority on the circumstances in question exists to support such interpretation.

8. Your response to our prior comment 8 does not address our comment, thus we reissue it.

Reasons to Vote "Against" the Proposed Max Amalgamation, page 2

9. Please resubmit the supplemental materials provided in response to prior comment 9 to mark the language that addresses our prior comment.

Background of the Solicitation, page 5

10. We note your response to our prior comment 15; however, it appears that you have neglected to include the full text of the press releases referred to on pages 5 and 15 of the filing issued by IPC on March 31, 2009 and by Max on March 31, 2009 and April 6, 2009. Please revise your disclose to include the full text of these items where appropriate.

11. We note your response to our prior comment 16. Please note that Max and IPC may update their predictions of timing as new information becomes available to each party. Therefore, please delete the phrase "contrary to the statements it made prior to the Validus Proposal" contained in the first sentence of item 5 on page 13 of the filing.

12. We note your response to our prior comment 17; however, it remains unclear why the fact that IPC may not terminate the Max Amalgamation Agreement until after the vote of the IPC shareholders at the annual meeting "cedes to Max the power to delay the closing of a Validus/IPC combination." Please either revise your disclosure to clearly explain your reasoning or delete this and all similar statements throughout the filing.

13. We note your response to our prior comment 18; however, it appears from your newly added disclosure on page 37 under the heading "Restrictions on Solicitation of Acquisition Proposals and Discussions regarding Acquisition Proposals" that the Validus Agreement contains "similar restrictions" on IPC's ability to communicate with third parties. Please explain or delete the phrase "extraordinarily restrictive prohibition" where used on page 13, or include a statement applying such phrase to the Validus Agreement as well.

14. Disclose the substance of your response to our prior comment 20.

Certain Information Concerning the Proposed Max Amalgamation, page 22

15. We note your response to our prior comment 23. Please state in the filing itself that the number of IPC shares owned and percentage ownership held by Validus and its subsidiary is provided as of the proposed mailing date, rather than the date of filing, and that you are entitled to express consent as to all of the shares owned.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements, page 27

16. We note the following statement on page 29 of the filing: "Validus has reserved the right to withdraw its binding offer if the Board of Directors of IPC has not reached a determination… (iii) to make a recommendation for the transaction contemplated by the Validus' binding offer by 5:00 p.m., Bermuda time, on Wednesday, April 15, 2009." Please revise this statement, as the date referred to has already passed.

The Proposed Validus Amalgamation, page 36

17. When discussing the conditions to which the Validus Offer is subject (see paragraph 2 of this section) please revise your disclosure to clarify that the Max Amalgamation cannot be terminated until the IPC and Max shareholders vote on

the Max transaction. Also, please add to the list of conditions that IPC's board of directors and shareholders must approve a transaction between IPC and Validus before a transaction with Validus will be possible.

Comparison of Terms between Max Amalgamation Agreement and Validus Agreement, page 37

18. Please characterize your statement that the Validus Agreement provides "improved economic terms" in comparison to the Max Agreement, as stated on page 37, as an assertion of opinion or belief.

19. Please revise your disclosure in the comparison table to include citations to each specific section of the Max Agreement from which the listed information was derived.

20. Please revise the comparison table on page 37 to include a comparison of the proposed makeup of the board of directors and executive officers of a combined IPC/Max entity and a combined IPC/Validus entity. We note that on page 3 of the provided marked copy of the Validus Amalgamation Agreement it states that the board of directors and officers of Validus, Ltd. will become the board and officers of the combined entity, which we believe is material information to IPC shareholders.

Restrictions on Solicitation of Acquisition Proposals and Discussions regarding Acquisition Proposals, page 37

21. We note the following statement on page 37 of the filing: "The Validus Agreement provides that IPC and its subsidiaries are subject to similar restrictions but does not restrict Validus, its subsidiaries and advisors." Please revise to fully describe the "similar restrictions" referred to in this statement.

Covenants Relating to the Conduct of Business, page 37

22. Please revise your disclosure to describe the "certain actions" which IPC would be prohibited from engaging in relating to its employee compensation and benefit plans.

Termination, page 38

23. It appears that under the Validus amalgamation agreement both Validus and IPC will have termination rights associated with a decline in book value of each company's shares. Please revise your disclosure to include a description of this

Helene R. Banks
Cahill Gordon & Reindell LLP
April 29, 2009
Page 7

termination right, as well as a discussion of how this right will come into play in relation to the approaching 2009 hurricane season.

Schedule I, page I-1

24. We note your response to our prior comment 29; however, the first sentences on pages I-1 and I-4 are still confusing. Please revise each sentence to state that the tables set forth certain information with respect to "each director and executive officer of Validus that is a Participant in the solicitation," rather than stating that the tables list "each director and *Participant* executive officer of Validus that is a Participant" (emphasis added).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3619. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-6010.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and
Acquisitions